FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X              Form 40-F
                        --------                   --------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No  X
                              ------        ------


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a letter from the Company to its Shareholders dated April 22, 2004, that was sent to its shareholders concerning the adjournment of the Company's annual meeting of shareholders to May 19, 2004.

                            STELMAR SHIPPING LIMITED

April 22, 2004

Dear Shareholder:

We have adjourned the Annual Meeting of Shareholders held on April 20, 2004, in order to give additional shareholders the opportunity to constitute a quorum and to participate in the election of directors and ratification of auditors.

Accordingly, the meeting has been adjourned until Wednesday, May 19, 2004, at the offices of the Seward & Kissel, One Battery Park Plaza, New York, New York 10004, at 10:00 AM, EDT. The record date remains March 19, 2004. For your convenience, we are enclosing a duplicate proxy card and postage paid return envelope for use by shareholders that have not yet voted. In addition to returning the physical form of proxy, you can also take advantage of toll-free, touch-tone telephone voting, or even voting by e-mail (see the instructions on the enclosed form of proxy).

Your vote is important to us. If you have not voted, please be sure to do so. If you have already voted and do not wish to change your vote, your vote will count at the meeting, and you do not need to vote again.

Very truly yours,

Peter R. Goodfellow
Chief Executive Officer


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  June 16, 2004                            By: /s/ Olga Lambrianidou
                                                    -----------------------
                                                 Name:    Olga Lambrianidou
                                                 Title:   Corporate Secretary




02509.0004 #493688